# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Limited, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 01/24/2025
Amends the filing with accession number 0001104659-21-094887
Filed by CIK 0001852124
Persons authorized to receive notices and communications: Ning Zhang, 19th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-3551-8690

## Reporting persons
- Abundant Grace Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 27,516,904,075; shared voting power 0; sole dispositive power 27,516,904,075; shared dispositive power 0; aggregate amount beneficially owned 27,516,904,075 (48.8% of the class)
  Comment: Note to 7: Represents 27,516,904,075 Class A Ordinary Shares of the Issuer held of record by Abundant.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- NBNW Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 27,516,904,075; sole dispositive power 0; shared dispositive power 27,516,904,075; aggregate amount beneficially owned 27,516,904,075 (48.8% of the class)
- Eve One Fund II L.P. (CIK 0001852124): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 27,516,904,075; sole dispositive power 0; shared dispositive power 27,516,904,075; aggregate amount beneficially owned 27,516,904,075 (48.8% of the class)
- Nio Capital II LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,134,442,157; sole dispositive power 0; shared dispositive power 28,134,442,157; aggregate amount beneficially owned 28,134,442,157 (49.9% of the class)
  Comment: Note to 8: Represents 28,134,442,157 Class A Ordinary Shares of the Issuer held of record by Abundant and Glory respectively, which is the sum of (i) 27,516,904,075 Class A Ordinary Shares held by Abundant, and (ii) 617,538,082 Class A Ordinary Shares held by Glory.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- Bin Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 28,134,442,157; sole dispositive power 0; shared dispositive power 28,134,442,157; aggregate amount beneficially owned 28,134,442,157 (49.9% of the class)
- Abundant Glory Investment L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 617,538,082; shared voting power 0; sole dispositive power 617,538,082; shared dispositive power 0; aggregate amount beneficially owned 617,538,082 (1.1% of the class)
  Comment: Note to 7: Represents 617,538,082 Class A Ordinary Shares of the Issuer held of record by Glory.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Limited
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Comment:
This Amendment No. 12 to the statement on Schedule 13D (this "Amendment") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7, Schedule 13D Amendment No. 8, Schedule 13D Amendment No. 9, Schedule 13D Amendment No. 10 and Schedule 13D Amendment No. 11 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023, April 7, 2023, July 7, 2023, August 23, 2023, March 28, 2024, November 6, 2024 and January 15, 2025 respectively (as amended, the "Initial Statements"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 5 (a-b) of the Initial Statements with the first paragraph below, and (ii) adding the second paragraph below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024. The Reporting Persons' beneficial ownership of the Class A Ordinary Shares reported as beneficially owned in this Amendment includes (i) 27,516,904,075 Class A Ordinary Shares held of record by Abundant, and (ii) 617,538,082 Class A Ordinary Shares held of record by Glory.

On January 24, 2025, Glory distributed 1,029,230,136 Class A Ordinary Shares held by it to its limited partner that is not affiliated with any of the Reporting Persons (the "In-kind Distribution"). The 1,029,230,136 Class A Ordinary Shares represented the entirety of such limited partner's interest in Glory before the In-kind Distribution, and after the In-kind Distribution, the remaining 617,538,082 Class A Ordinary Shares held by Glory are all beneficially owned by Nio Capital II LLC, general partner of Glory.
Transactions in the class effected during the past sixty days:
Item 5 (c) of the Initial Statements is hereby amended and restated with the following:

None of the Reporting Persons has engaged in any transaction in the Issuer's securities during the past sixty days other than as disclosed in this Amendment and in the Schedule 13D Amendment No. 11 filed on January 15, 2025.

## Signatures
- Abundant Grace Investment Limited: /s/ Wei Mao, Wei Mao, Director (01/27/2025)
- NBNW Investment Limited: /s/ Bin Li, Bin Li, Director (01/27/2025)
- Eve One Fund II L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (01/27/2025)
- Nio Capital II LLC: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (01/27/2025)
- Bin Li: /s/ Bin Li, Bin Li (01/27/2025)
- Abundant Glory Investment L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (01/27/2025)